EXHIBIT 11
             STIFEL FINANCIAL CORP. AND SUBSIDIARIES
            COMPUTATION OF EARNINGS (LOSS) PER SHARE
            (In Thousands, Except Per Share Amounts)
                           (UNAUDITED)

                                               Three Months Ended
                                        March 29, 1996    March 31, 1995
                                                 Fully               Fully
                                       Primary  Diluted  Primary    Diluted
                                       -------  -------  -------    -------
Net income (loss)                       $ 150    $ 150    $(184)     $(184)
After-tax interest savings assuming
  conversion of Senior Convertible
  Notes (1)                               _ _      172      _ _        162
                                        -----    -----    -----      -----
Net income (loss) adjusted for
  after-tax interest savings            $ 150    $ 322    $(184)     $ (22)
                                        =====    =====    =====      =====
Average number of common shares
  outstanding during the period         4,447    4,447    4,388      4,388
Additional shares assuming  exercise
  of stock options (2)                     51       54    N/A(3)     N/A(3)
Additional Shares assuming conversion
  of Senior Convertible Notes (4)         _ _    1,350      _ _      1,350
                                        -----    -----    -----      -----
Average number of common shares used to
  calculate earnings (loss) per share   4,498    5,851    4,388      5,738
                                        =====    =====    =====      =====

Net earnings (loss) per share           $0.03    $0.03  $(0.04)(5)  $(0.04)(5)

(1) Represents the after-tax interest savings resulting from assumed conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes.
(2) Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options less the number of shares of common stock which could have been purchased with the proceeds from the exercise of such options and assumed purchases of stock from the Employee Stock Purchase Plan (ESPP). For primary earnings per share computations, these purchases were assumed to have been made at the average market price of the common stock during the period or that part of the period for which the option was outstanding or shares assumed purchased through the ESPP. For fully diluted earnings per share computations, these purchases were assumed to have been made at the greater of the market price of the common stock at the end of the period or average market price of the common stock during the period or that part of the period for which the option was outstanding or shares assumed purchased through the ESPP.
(3) Additional shares assuming exercise of stock options are not applicable in the computation of the three months ended March 31, 1995 primary and fully diluted loss per share because the addition of these shares would be anti-dilutive.
(4)Represents the number of shares of common stock issuable upon conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes at a conversion price of $7.4059 per share.
(5)Net  fully  diluted earnings per share computes to  $0.05  and
   $0.00 for three months ended March 29, 1996 and March 31, 1995, respectively. Since this is anti-dilutive, fully diluted earnings (loss) per share is equivalent to primary earnings (loss) per share.